THIS AMENDING AGREEMENT(the "Amending Agreement") is made as of the 14th day of November, 2014.

BETWEEN

ML CAPITAL GROUP INC., a corporation duly incorporated under the laws of the State of Nevada with its executive office at 16810 East Avenue of the Fountains, Suite 120 Fountain Hills, Arizona 85268

(the "**Company**")

AND:

JDF CAPITAL INC.., a corporation duly incorporated under the laws of the JDF CAPITAL INC. 96 Village Center Dr.

(the "**Purchaser**")

(The Company and the Purchaser are sometimes hereinafter referred to as the "Parties")

WHEREAS:

A. The Parties have previously entered into that certain Securities Purchase Agreement (the " **Purchase Agreement**") dated April 1, 2014 pursuant to which the Purchaser has acquired a convertible promissory note (the "**Note**) dated April 1, 2014 in the principal amount (the "**Principal Amount**") of up to $665,000 and a purchase price (the "**Purchase Price**") of $600,000 in the aggregate payable in installments in accordance with the terms of the Note;

B. As at the date of this Amending Agreement, the Purchaser has paid six (6) consecutive installments of $50,000 ($300,000 in the aggregate) to the Company in respect of the Purchase Price;

C. As at the date of this Amending Agreement, the aggregate Principal Amount payable to the Purchaser in respect of the Note is $335,500, inclusive of legal fees and prepaid interest, but exclusive of additional interest, the whole in accordance with the terms of the Note.

D. As at the date of this Amending Agreement 6/12ths of 11,083,333 warrants have vested in the Purchaser pursuant to the terms of the Purchase Agreement.

E. The Parties wish to amend certain payment provisions, and representations and warranties contained in the Purchase Agreement and the Note.

NOW THEREFORE THIS AMENDING AGREEMENT WITNESSETH that in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which is also hereby acknowledged by each of the parties hereto, the parties hereto hereby agree as follows:

1. All capitalized terms not otherwise defined herein shall have the meanings set out in the Purchase Agreement and the Note, as applicable.

2. Section **1 c. (Form of Payment; Delivery of Certificates) (i)** of the Purchase agreement shall be deleted in its entirety and replaced with the following:

(i) *The Purchaser shall pay the amount of the Note to be funded by delivering the Net Purchase Amount in immediately available good funds in United States Dollars to the Company in 12 monthly installments as follows:*

A. *FIFTY THOUSAND DOLLARS ($50,000) following the execution and delivery of this Agreement;*

B. *FIFTY THOUSAND DOLLARS ($50,000) deliverable between the 1st and 15th day of 5 ensuing months thereafter beginning May, 2014 through and including September, 2014.*

C. *FIFTY THOUAND DOLLARS ($50,000) deliverable by November 21, 2014; and*

D. *FIFTY THOUSAND DOLLARS ($50,000) deliverable between the 1st and 15th day of each 5 ensuing months thereafter beginning December, 2014 through and including April, 2015.*

3. The following sections shall be added to **Section 1 (AGREEMENT TO PURCHASE; PURCHASE PRICE)** of the Purchase Agreement:

g. *As a material inducement to the Purchaser for the purchase of the Note, the Company agrees not to effect any reverse stock split of its issued and outstanding Common Stock and/ or of its authorized Common Stock prior to January 31, 2015.*

h. *Notwithstanding anything to the contrary herein, if the Company effects during the term of this Agreement any reverse stock split of its issued and outstanding Common Stock and/or its authorized Common Stock, the Purchaser shall have no further obligation to deliver any unpaid portion of the Net Purchase Amount and shall instead have the option, exercisable from time to time until April 15, 2015, to advance one or more consecutive or non-consecutive installments of the Net Purchase Amount in accordance with the terms hereof.*

i. *As a material inducement to the Purchaser for the purchase of the Note, the Company shall, until such time as the Note is retired and the Warrants are expired or fully exercised by the Purchaser, update the Company's Financial Reporting/Disclosure page at www.otcmarkets.com on the first trading day of each calendar week so that the current Security Details, including but not limited to shares outstanding, remain current.*

4. **Section 3. (COMPANY REPRESENTATIONS, ETC.) c. (Authorized Shares) (i)** of the Purchase Agreement shall be deleted and replaced with the following:

   (i) *The authorized capital stock of the Company consists of 3,000,000,000 shares of Common Stock, $0.0001 par value, of which approximately 84,462,424 shares are outstanding as of the date hereof.*

5. This Amending Agreement shall be subject to satisfaction by the Company of the following conditions subsequent:

   (a) The Company shall, within 30 days following the execution of this Agreement, registered its common stock pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

   (b) The Company shall, within 5 business days following the execution of this Amending Agreement, cause its transfer agent to reserve a sufficient number of shares of Common Stock to comply with 3.6 (c) of the Note, and deliver to the Purchaser evidence of such reservation.

   (c) The Company shall, by November 19, 2014, file a form 10-Q with the SEC disclosing all previously undisclosed corporate actions and material events undertaken by the Company since the filing of its Form 10-Q for the period ended June 30, 2014.

   The Parties acknowledge and agree that any failure by the Company to satisfy the conditions of this Section 5 shall result in the immediate termination of all obligations of the Purchaser pursuant to this Amending Agreement. In the event of such termination or rescission, any amount advanced to the Company subsequent to this Amending Agreement shall be immediately due and payable to the Purchaser.

6. In all other respects the terms and conditions of the Agreement shall continue in full force and effect.

7. Each of the parties hereto agrees to do and/or execute all such further and other acts, deeds, things, devices, documents and assurances as may be required in order to carry out the true intent and meaning of this Amending Agreement.

8. This Amending Agreement shall ensure to the benefit of and be binding upon the parties hereto and each of their successors and permitted assigns, as the case may be.

9. This Amending Agreement may be executed in counterparts and by electronic or facsimile transmission, each of which shall be deemed to be an original and all of which shall constitute one and the same document.

IN WITNESS WHEREOF, the parties hereto have executed this Amending Agreement as of the day and year first above written.

ML CAPITAL GROUP, INC.
by its authorized signatory

Per: Lisa Nelson
Authorized Signatory

JDF CAPITAL INC.
by its authorized signatory

Per:
Authorized Signatory